Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$17,662	$94,388	$103,756	$242,675	$105,006	$179,140	$148,817
Fixed charges less capitalized interest and preferred dividends	108,649	117,911	229,458	239,844	231,934	242,357	262,978
Distributed income of equity investees	8,582	9,780	21,095	21,866	15,995	17,074	9,586
Equity in losses of equity investees for which charges arise from guarantees	—	—	(197)	(63)	(44)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(70)	(128)	(152)	(273)	(3,069)	(3,729)	(4,158)
Total earnings	$134,823	$221,951	$353,960	$504,049	$349,822	$434,842	$417,223

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$108,649	$117,911	$229,458	$239,844	$231,934	$242,357	$262,978
Capitalized interest	996	2,204	4,153	7,246	5,837	2,671	4,955
Preferred dividends (3)	22,446	22,446	44,892	44,892	59,529	68,197	63,020
Total combined fixed charges and preferred dividends	$132,091	$142,561	$278,503	$291,982	$297,300	$313,225	$330,953

Ratio of earnings to combined fixed charges and preferred dividends	1.02	1.56	1.27	1.73	1.18	1.39	1.26

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.